Exhibit 99.1

PEMBINA PIPELINE CORPORATION

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TD SECURITIES INC.

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RBC DOMINION SECURITIES INC.

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SCOTIA CAPITAL INC.

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COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of

Subscription Receipts

Dated December 19, 2023

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Table of Contents (continued)

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Table of Contents (continued)

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SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of the 19th day of December, 2023 among:

PEMBINA PIPELINE CORPORATION, a corporation governed by the laws of the Province of Alberta (the “Corporation”)

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TD SECURITIES INC., RBC DOMINION SECURITIES INC. AND SCOTIA CAPITAL INC. (collectively, the “Lead Underwriters”), on behalf of the Underwriters who are party to the Underwriting Agreement providing for the issue and sale of the Subscription Receipts

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COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company authorized to carry on business in each of the Provinces of Canada (the “Subscription Receipt Agent”).

WHEREAS the Corporation is proposing to create, issue and sell Subscription Receipts, with such Subscription Receipts having the terms set forth in this Agreement;

AND WHEREAS the Corporation and the Lead Underwriters, on behalf of the Underwriters, have agreed that:

(a)	the Proceeds and the Escrowed Underwriters’ Fee are to be delivered to and held by the Subscription Receipt Agent and invested in the manner set forth herein;

(b)

Receiptholders shall be entitled to receive any Dividend Equivalent Payment that becomes payable hereunder, first from any Earned Interest on the Escrowed Funds and then as a refund of the Subscription Price held in escrow hereunder in accordance with the terms of this Agreement;

(c)	if the Acquisition Closing Time occurs prior to the Termination Time, then:

(i)	each Receiptholder shall be entitled to receive, without additional consideration or further action, one (1) Common Share for each Subscription Receipt held;

(ii)	the Underwriters shall receive the Escrowed Underwriters’ Fee; and

(iii)	the Corporation shall receive the balance of the Escrowed Funds (including any remaining Earned Interest thereon); and

(d)	if the Escrow Release Notice and Direction is not validly delivered prior to the Termination Time, then:

(i)

the subscription for Common Shares represented by each Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder shall be entitled to receive an amount equal to the Subscription Price in respect of each Subscription Receipt held thereby, plus:

(A)	if a Dividend Equivalent Payment has been paid or is payable to the Receiptholder hereunder, any unpaid Dividend Equivalent Payment owing to the Receiptholder; or

(B)	if no Dividend Equivalent Payment has been paid or is payable to the Receiptholder hereunder, such Receiptholder’s Pro Rata Portion of any Earned Interest on the Escrowed Funds; and

(ii)	the balance of the Escrowed Funds (including any Earned Interest thereon) shall be paid to the Corporation;

AND WHEREAS the Subscription Receipt Agent has agreed to act as registrar, transfer agent and paying agent for the Subscription Receipts, and as escrow agent to receive the Proceeds and hold the Escrowed Funds in accordance with the terms and conditions set forth herein;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when Authenticated by the Subscription Receipt Agent and issued as provided for in this Agreement, legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made by the Corporation and the Lead Underwriters, on behalf of the Underwriters, as the context provides, and not by the Subscription Receipt Agent;

NOW THEREFORE THIS AGREEMENT WITNESSES that, for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as set forth below.

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement and the recitals, unless there is something in the subject matter or context inconsistent therewith or unless otherwise expressly provided, the following terms shall have the respective meanings set forth below and grammatical variations of such terms shall have corresponding meanings.

“Acquired Entities” means, collectively, Alliance Pipeline Ltd., Alliance Pipeline Limited Partnership, Alliance Pipeline Inc., Alliance Pipeline L.P., Alliance Canada Marketing Ltd., Alliance Canada Marketing L.P., Aux Sable Canada Ltd., Aux Sable Canada LP, Aux Sable Liquid Products Inc., NRGreen Power Ltd., NRGreen Power Limited Partnership, Enbridge Holdings (Aux Sable Liquid Products) L.L.C., Enbridge Holdings (Aux Sable Midstream) L.L.C. and Enbridge Aux Sable (U.S.) Management LLC.

“Acquisition” means the acquisition by the Corporation and/or its affiliates of the equity interests in the Acquired Entities held by Enbridge and its affiliates pursuant to the Purchase and Sale Agreement.

“Acquisition Closing Date” means the date upon which the closing of the Acquisition occurs.

“Acquisition Closing Time” means the time on the Acquisition Closing Date at which the closing of the Acquisition occurs.

“Agent for Service” has the meaning ascribed thereto in Section 1.6(b).

“Agreement” means this subscription receipt agreement, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Approved Bank” has the meaning ascribed thereto in Section 4.1(a).

“Authenticate” means (a) with respect to the issuance of a Subscription Receipt Certificate, one which has been duly signed by the Corporation and authenticated by manual or facsimile signature of an authorized officer of the Subscription Receipt Agent, (b) with respect to the issuance of an Uncertificated Subscription Receipt, one in respect of which the Subscription Receipt Agent has completed all Internal Procedures such that the particulars of such Uncertificated Subscription Receipt, as required by Article 2, are entered in the register of holders of Subscription Receipts, and “Authenticated”, “Authenticating” and “Authentication” have the appropriate correlative meanings.

“Beneficial Holders” means Persons recognized as beneficial holders of Subscription Receipts by Book-Entry Participants.

“Book-Entry Only System” means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time.

“Book-Entry Participant” means institutions that participate directly or indirectly in the Book-Entry Only System for the Subscription Receipts.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks in the cities of Calgary, Alberta or Toronto, Ontario are required or authorized to be closed, provided that, for the purposes of the definition of “Escrow Release Condition” and Section 3.1(c), “Business Day” shall mean any day other than a Saturday or Sunday or a day on which banks in the City of New York, New York or the City of Toronto, Ontario are required or authorized to be closed.

“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest.

“Common Share Dividend” means each dividend payable on the Common Shares declared (and publicly announced) by the Corporation.

“Common Share Dividend Declaration Date” means the date on which the Board of Directors of the Corporation declares and publicly announces a Common Share Dividend and sets a Common Share Dividend Record Date and a Common Share Dividend Payment Date in respect thereof.

“Common Share Dividend Payment Date” means the payment date for a Common Share Dividend.

“Common Share Dividend Record Date” means the record date for a Common Share Dividend.

“Common Shares” means the common shares in the capital of the Corporation.

“Corporation” means Pembina Pipeline Corporation, a corporation governed by the laws of the Province of Alberta.

“Counsel” means a barrister or solicitor or a firm of barristers or solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent, acting reasonably.

“Designated Offices” means the principal corporate trust offices of the Subscription Receipt Agent from time to time in the cities of Calgary, Alberta and Toronto, Ontario.

“Dividend Equivalent Payment” has the meaning ascribed thereto in Section 2.3(c).

“Earned Interest” means the interest and other income received or credited on the investment of the Escrowed Funds between the date hereof and the earlier of the Acquisition Closing Date and the Termination Time.

“Enbridge” means Enbridge Inc., a corporation governed by the laws of Canada.

“Escrow Release Condition” means the parties to the Purchase and Sale Agreement are able to complete the Acquisition in all material respects in accordance with the terms of the Purchase and Sale Agreement, without amendment or waiver materially adverse to the Corporation, unless the consent of the Lead Underwriters is given to such amendment or waiver (such consent not to be unreasonably withheld, conditioned or delayed), but for the payment of the purchase price in respect of the Acquisition, and the Corporation has available to it all other funds required to complete the Acquisition; provided that the Escrow Release Condition may, if the foregoing conditions are met, at the election of the Corporation, occur up to seven (7) Business Days prior to the scheduled Acquisition Closing Date.

“Escrow Release Notice and Direction” means the notice to be provided to the Subscription Receipt Agent, substantially in the form set forth in Schedule “B”, executed by the Corporation and the Lead Underwriters, on behalf of the Underwriters, certifying that the Escrow Release Condition has been satisfied.

“Escrowed Funds” means, collectively, the Proceeds, the Earned Interest thereon and any investments acquired or made from time to time with such funds.

“Escrowed Underwriters’ Fee” means $25,624,300.00, representing 50% of the fee payable to the Underwriters in respect of the Subscription Receipts (including the Over-Allotment Subscription Receipts) pursuant to the Underwriting Agreement.

“Extraordinary Resolution” has the meaning ascribed thereto in Section 7.11(a) and Section 7.14.

“Internal Procedures” means, in respect of the making of any one or more entries to or changes in or deletions of any one or more entries in the register of Subscription Receipts at any time (including, without limitation, original issuance or registration of transfer of ownership), the Subscription Receipt Agent’s internal procedures customary at such time for the entry, change or deletion made to be completed under the operating procedures followed at the time by the Subscription Receipt Agent.

“Irrevocable Direction” means the written irrevocable direction, substantially in the form set forth in Schedule “C”, executed by the Corporation, to be delivered to the Subscription Receipt Agent pursuant to Section 3.1(d).

“Lead Underwriters” means, collectively, TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital Inc.

“LVTS” means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

“Original Purchasers” has the meaning ascribed thereto in Section 2.18(a).

“Outside Date” means 5:00 p.m. (Calgary time) on October 1, 2024.

“Over-Allotment Option” means the over-allotment option granted by the Corporation to the Underwriters pursuant to the Underwriting Agreement.

“Over-Allotment Subscription Receipts” has the meaning ascribed thereto in Section 2.1(c).

“Parties” means, collectively, the Corporation, the Lead Underwriters and the Subscription Receipt Agent, and “Party” means any one of them.

“Person” includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof.

“Pre-Release Procedure” means the Corporation shall have advised the Subscription Receipt Agent at least three (3) Business Days prior to the delivery of an Escrow Release Notice and Direction of the anticipated delivery thereof and re-confirmed by 12:00 p.m. (Calgary time) on the Business Day prior to the delivery of such Escrow Release Notice and Direction that it will be delivered on the following Business Day.

“Pro Rata Portion” means, with respect to a Receiptholder, the fraction equal to the quotient of (a) the number of Subscription Receipts held by such Receiptholder as of the applicable time, divided by (b) the aggregate number of Subscription Receipts outstanding as of the applicable time.

“Proceeds” means an aggregate amount equal to the Subscription Price multiplied by the total number of Subscription Receipts (including Over-Allotment Subscription Receipts, if any) issued hereunder, less 50% of the fee payable to the Underwriters in respect of such Subscription Receipts pursuant to the Underwriting Agreement.

“Prospectus” means the English and French language versions (unless the context indicates otherwise) of the (final) prospectus supplement of the Corporation dated December 14, 2023, together with the final short form base shelf prospectus of the Corporation dated December 13, 2023, filed with the securities regulatory authorities of each of the Provinces of Canada, qualifying the distribution of the Subscription Receipts in each of the Provinces of Canada, and the (final) prospectus supplement of the Corporation dated December 14, 2023, filed with the SEC, together with the final short form base shelf prospectus of the Corporation dated December 13, 2023, constituting a part of the registration statement on Form F-10 filed with the SEC, covering the offer and sale of the Subscription Receipts in the United States and, in each case, unless the context otherwise requires, includes all documents incorporated therein by reference and any amendments thereto.

“Purchase and Sale Agreement” means the purchase and sale agreement dated December 13, 2023 between the Corporation and Enbridge in respect of the Acquisition, as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Receiptholders”, or “holders” means the registered holders from time to time of Subscription Receipts.

“Receiptholders’ Request” means an instrument signed in one or more counterparts by Receiptholders holding in the aggregate more than 25% of the then outstanding Subscription Receipts, requesting the Subscription Receipt Agent to take the action or proceeding specified therein.

“SEC” means the United States Securities and Exchange Commission.

“Subscription Price” means $42.85 per Subscription Receipt.

“Subscription Proceeds Account” has the meaning ascribed thereto in Section 2.1(b).

“Subscription Receipt Agent” means Computershare Trust Company of Canada or its successors from time to time under this Agreement.

“Subscription Receipt Certificate” means a certificate evidencing Subscription Receipts in the form attached as Schedule “A”.

“Subscription Receipts” means the subscription receipts created, issued and Authenticated hereunder and from time to time outstanding (including, for greater certainty, the Over-Allotment Subscription Receipts, if any), each Subscription Receipt evidencing the rights set forth herein.

“Termination Date” means the day on which the Termination Time occurs.

“Termination Time” means the time of occurrence of the earliest of:

(a)

5:00 p.m. (Calgary time) on the Outside Date, if (i) an Escrow Release Notice and Direction has not been delivered to the Subscription Receipt Agent prior to such time, or (ii) if an Escrow Release Notice and Direction has been delivered to the Subscription Receipt Agent prior to such time, but the Escrowed Funds are subsequently returned to the Subscription Receipt Agent pursuant to Section 3.1(c);

(b)	the termination of the Purchase and Sale Agreement;

(c)

the delivery by the Corporation to the Lead Underwriters, on behalf of the Underwriters, and the Subscription Receipt Agent of a notice executed by the Corporation indicating that the Corporation does not intend to proceed with the Acquisition; and

(d)	the public announcement by the Corporation that it does not intend to proceed with the Acquisition.

“TSX” means the Toronto Stock Exchange.

“Uncertificated Subscription Receipts” means Subscription Receipts that are issued by electronic delivery to CDS (or its nominee) for the purpose of being held by or on behalf of CDS.

“Underwriters” means, collectively, the Lead Underwriters and BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., ATB Capital Markets Inc., Mizuho Securities Canada Inc., Merrill Lynch Canada Inc., J.P. Morgan Securities Canada Inc., Peters & Co. Limited, Stifel Nicolaus Canada Inc. and Tudor, Pickering, Holt & Co. Securities – Canada, ULC.

“Underwriting Agreement” means the underwriting agreement dated as of December 14, 2023 between the Corporation and the Underwriters in respect of, among other things, the offering of Subscription Receipts by the Corporation.

“written request of the Corporation” and “certificate of the Corporation” mean, respectively, a written request and certificate signed by the Corporation and may consist of one or more instruments so executed.

1.2	Headings

The headings, the table of contents and the division of this Agreement into Articles, Sections and Schedules are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.3	References

Unless otherwise specified in this Agreement:

(a)	references herein to Articles, Sections and Schedules are to Articles and Sections of, and Schedules to, this Agreement; and

(b)	“hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions, without reference to a particular provision, refer to this Agreement.

1.4	Certain Rules of Interpretation

Unless otherwise specified in this Agreement:

(a)	the singular includes the plural and vice versa; and

(b)	references to any gender shall include references to all genders.

1.5	Day Not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law and Attornment

(a)

This Agreement and the Subscription Receipts shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

(b)

By the execution and delivery of this Agreement, the Corporation (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Subscription Receipts that may be instituted in any federal or state court in the State of New York or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service and written notice of such service to the Corporation shall be deemed effective service of process upon the Corporation in any such suit or proceeding. The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Subscription Receipts shall be outstanding.

(c)

The Corporation irrevocably (i) agrees that any action, suit or proceeding against the Corporation brought by any Underwriter or by any Person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any federal or state court in the State of New York, (ii) waives, to the fullest extent possible, any objection which it may now or hereafter have to the laying of venue of any such proceeding, and (iii) submits to the non-exclusive jurisdiction of such courts in any such action, suit or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under such documents, to the extent permitted by law.

(d)	The provisions of this Section 1.6 shall survive any termination of this Agreement, in whole or in part.

1.7	Conflict

In the event of a conflict or inconsistency between a provision in the body of this Agreement and in any Subscription Receipt Certificate issued hereunder, the provision in the body of this Agreement shall prevail to the extent of the inconsistency.

1.8	Currency

All dollars amounts expressed in this Agreement and in the Subscription Receipts are in lawful money of Canada and all payments required to be made hereunder or thereunder shall be made in Canadian dollars.

1.9	Severability

Each of the provisions in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any of the other provisions hereof.

1.10	Schedules

The following Schedules attached to this Agreement form an integral part of this Agreement:

Schedule “A”	Form of Subscription Receipt Certificate
Schedule “B”	Escrow Release Notice and Direction
Schedule “C”	Irrevocable Direction
Schedule “D”	Approved Banks

ARTICLE 2

PAYMENT AND ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Payment Acknowledgement

(a)

The Corporation acknowledges and agrees that it is a condition of Receiptholders’ payment of $42.85 per Subscription Receipt that the Escrowed Funds be held by the Subscription Receipt Agent in accordance with the provisions of Article 4 as agent and bailee on behalf of the Receiptholders. The Corporation further acknowledges and confirms that it has and will have no interest in the Escrowed Funds or in the Earned Interest received or credited thereon until the Acquisition Closing Time (and then only to the extent payable to the Corporation pursuant to Section 3.1(b)) or, in respect of any portion thereof payable to the Corporation pursuant to Section 3.3(a), until the Termination Time. The Subscription Receipt Agent shall retain the Escrowed Funds as agent and bailee for and on behalf of the Receiptholders and shall invest, disburse and deal with the Escrowed Funds as provided herein.

(b)

The Subscription Receipt Agent hereby acknowledges receipt from TD Securities Inc., on behalf of the Underwriters, of a wire transfer or transfers in the aggregate amount of $1,255,590,700.00 and confirms that such funds have been deposited in a segregated account designated as the “Pembina Pipeline Corporation – Subscription Receipts” account (the “Subscription Proceeds Account”), and the Subscription Receipt Agent shall retain and invest such funds solely in accordance with the terms of this Agreement pending payment and release of the Escrowed Funds in accordance with the terms of this Agreement.

(c)

The Corporation hereby acknowledges that the amount received by the Subscription Receipt Agent pursuant to Section 2.1(b) represents payment in full by the Underwriters of the aggregate Subscription Price for the 29,900,000 Subscription Receipts (including 3,900,000 Subscription Receipts issued pursuant to the exercise by the Underwriters of the Over-Allotment Option (the “Over-Allotment Subscription Receipts”)) issued on the date hereof.

(d)	Each of the Lead Underwriters, on behalf of the Underwriters, hereby acknowledges:

(i)	receipt of 29,900,000 Subscription Receipts electronically deposited and registered in the name of CDS (or its nominee); and

(ii)

satisfaction by the Corporation of its obligation to pay 50% of the fee payable to the Underwriters in respect of the Subscription Receipts issued on the date hereof pursuant to the Underwriting Agreement.

2.2	Terms and Issue of Subscription Receipts

(a)	A maximum of 29,900,000 Subscription Receipts (including, for greater certainty, 3,900,000 Over-Allotment Subscription Receipts) are hereby created and authorized to be issued.

(b)

The Subscription Receipt Certificates (including all replacements issued in accordance with this Agreement) shall be substantially in the form attached hereto as Schedule “A”, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Subscription Receipt Agent and CDS, prescribe and shall be issuable in any whole number denominations.

(c)

The Subscription Receipt Agent is hereby directed, concurrently with the execution and delivery of this Agreement, to Authenticate, issue and electronically deposit 29,900,000 Subscription Receipts registered in the name of CDS (or its nominee).

(d)

Upon the issue of the Subscription Receipts in accordance with Section 2.2(c), such Subscription Receipts shall be deemed to have been Authenticated by the Subscription Receipt Agent upon the direction provided for in Section 2.2(c) and electronically deposited with CDS in accordance with the instructions of TD Securities Inc., on behalf of the Underwriters, without any further act of or formality on the part of the Corporation.

(e)	Receiptholders will be entitled to receive payment of any Dividend Equivalent Payment in accordance with Sections 2.3(a) and 2.3(b), as applicable.

(f)	Each Subscription Receipt shall evidence the Receiptholder’s:

(i)	subscription for one (1) fully paid and non-assessable Common Share;

(ii)	right to receive any Dividend Equivalent Payment that becomes payable hereunder;

(iii)	right to receive, pursuant to this Agreement and the Subscription Receipt, automatically and without additional consideration or further action on the part of the Receiptholder:

(A)	if the Acquisition Closing Time occurs prior to the Termination Time, one (1) Common Share at the Acquisition Closing Time; and

(B)

if the Escrow Release Notice and Direction is not validly delivered prior to the Termination Time, the Subscription Price in respect of such Subscription Receipt, plus any Dividend Equivalent Payment owing in respect of such Subscription Receipt in accordance with Section 2.3(b) or the Pro Rata Portion of the Earned Interest on the Escrowed Funds owing in respect of such Subscription Receipt in accordance with Section 2.4, as applicable;

(iv)

ownership interest in the Escrowed Funds in accordance with the terms of this Agreement, which, for greater certainty, includes the right to receive any Dividend Equivalent Payment from the Escrowed Funds in accordance with Sections 2.3(a) and 2.3(b) or a Pro Rata Portion of the Earned Interest on the Escrowed Funds in accordance with Section 2.4, as applicable.

(g)

If the Acquisition Closing Time occurs prior to the Termination Time, the Subscription Receipt Agent shall pay the Escrowed Underwriters’ Fee from the Escrowed Funds to TD Securities Inc., on behalf of the Underwriters, and the Lead Underwriters, on behalf of the Underwriters, shall acknowledge in writing to the Corporation satisfaction by the Corporation of its obligation to pay the Escrowed Underwriters’ Fee to the Underwriters pursuant to the Underwriting Agreement, and the remaining balance of the Escrowed Funds (including any Earned Interest) shall be paid to the Corporation.

(h)	If the Termination Time occurs, the Subscription Receipt Agent shall pay the Escrowed Funds and any amounts received from the Corporation pursuant to Section 3.5 in accordance with Section 3.3.

(i)

For greater certainty, the Subscription Receipt Agent shall not be a trustee of the Receiptholders hereunder and the terms of this Agreement shall not create or be construed as a trust for the benefit of the Receiptholders and, except as and subject to the terms provided herein, the Escrowed Funds shall be the property of the Receiptholders and shall not form part of the property, estate, assets, undertaking or effects of the Subscription Receipt Agent, from the date of this Agreement until the Acquisition Closing Time or the Termination Time, as applicable.

2.3	Dividend Equivalent Payments

(a)

On each Common Share Dividend Payment Date in respect of which a Common Share Dividend Record Date occurs during the period from the date hereof to, but excluding, the Acquisition Closing Date or to, and including, the Termination Date, as applicable, the Subscription Receipt Agent shall pay to Receiptholders of record on the Common Share Dividend Record Date in respect of such Common Share Dividend, if any, an amount in cash, in respect of each Subscription Receipt held by such Receiptholder, equal to the Common Share Dividend payable per Common Share on such Common Share Dividend Payment Date (or, in the event that the Termination Time occurs, within the timeframe specified by Section 3.3(a)(ii)), provided that, for greater certainty, Receiptholders shall not be entitled to any Dividend Equivalent Payment in respect of the $0.6675 Common Share Dividend payable on the Common Share Dividend Payment Date of December 29, 2023 in respect of the Common Share Dividend Record Date of December 15, 2023.

(b)

If the Termination Date occurs after a Common Share Dividend Declaration Date but before the Common Share Dividend Record Date for the Common Share Dividend declared on such Common Share Dividend Declaration Date, the Subscription Receipt Agent shall pay to Receiptholders of record on the Termination Date an amount in cash, in respect of each Subscription Receipt held by such Receiptholder, equal to the Common Share Dividend payable per Common Share on such Common Share Dividend Payment Date multiplied by a fraction equal to: (i) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the date of this Agreement) to, but excluding, the Termination Date; divided by (ii) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the prior Common Share Dividend Payment Date) to, but excluding, the Common Share Dividend Payment Date in respect of such Common Share Dividend.

(c)

Amounts to be paid to Receiptholders by the Subscription Receipt Agent pursuant to Section 2.3(a) and Section 2.3(b) (each, a “Dividend Equivalent Payment”) shall be paid (and shall be deemed to be paid) first pro rata from any Earned Interest that has been received or credited on the Escrowed Funds up to, and including, the applicable Common Share Dividend Payment Date and any remaining balance shall be paid as a refund of the Subscription Price out of the Escrowed Funds.

(d)

Subject to Section 2.3(a), the Receiptholder of record on any Common Share Dividend Record Date shall be entitled to receive the Dividend Equivalent Payment in respect of such Common Share Dividend on the applicable Common Share Dividend Payment Date notwithstanding any transfer or exchange of such Receiptholder’s Subscription Receipts subsequent to such Common Share Dividend Record Date and prior to such Common Share Dividend Payment Date.

(e)

The obligation to pay the Dividend Equivalent Payment shall be satisfied by mailing or delivering payment therefor by cheque or wire transfer or, in respect of all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) by the use of the LVTS, to the Receiptholder at its registered address. For so long as CDS is the sole registered Receiptholder, all payments of Dividend Equivalent Payments shall be satisfied by LVTS. If payment is made by cheque, such cheque shall be forwarded to the Receiptholder at least three (3) Business Days prior to the date on which the payment is to be made. If payment is made by wire transfer or LVTS, it shall be made by noon (Calgary time) on the date on which the payment is to be made. The mailing of such cheque or the making of such payment by wire transfer or LVTS shall, to the extent of the sum represented thereby, plus the amount of any taxes withheld, satisfy and discharge the obligations of the Subscription Receipt Agent and the Corporation to pay any Dividend Equivalent Payment, unless (i) in the case of payment by cheque, such cheque is not paid at par on presentation, and (ii) in the case of payment by wire transfer or LVTS, such transfer is not received by the Receiptholder. In either such case and upon receiving confirmatory evidence thereof, the Subscription Receipt Agent shall be obligated to immediately rectify such non-payment such that full payment is made to, and received by, the Receiptholder.

(f)

If the date for any payment of a Dividend Equivalent Payment is not a Business Day, then payment thereof shall be made on the next Business Day and the Receiptholder will not be entitled to any interest on the amount so payable in respect of the period from the date for payment to the next Business Day.

(g)

Notwithstanding any provision of this Agreement to the contrary, the Subscription Receipt Agent shall be entitled to, or shall direct CDS to, deduct and withhold from any Dividend Equivalent Payment such amount as the Subscription Receipt Agent, the Corporation or CDS is required or entitled to (or directed to) deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provisions of provincial, state, local or foreign tax law, in each case as amended or succeeded, and subject to the provisions of any applicable income tax treaty between Canada and the jurisdiction where the Receiptholder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Receiptholder, provided that such withheld amounts are remitted in accordance with applicable law to the applicable taxing authority.

(h)	For greater certainty, if:

(i)

the Acquisition Closing Time occurs prior to the Termination Time, and Common Shares are issued to the Receiptholders in accordance with Section 3.2 and any unpaid Dividend Equivalent Payment that is payable is paid, or

(ii)

the Termination Time occurs and the Subscription Price is repaid in respect of all Subscription Receipts pursuant to Section 3.3(a)(ii)(A), and any unpaid Dividend Equivalent Payment or Pro Rata Portion of any Earned Interest on the Escrowed Funds, as applicable, is paid to all former Receiptholders pursuant to Section 3.3(a)(ii)(B), any Escrowed Funds held by the Subscription Receipt Agent pursuant hereto after all cheques, wire transfers or LVTS transfers for such amounts have been mailed or delivered, as applicable, and the Escrowed Underwriters’ Fee has been paid, as applicable, pursuant to Section 2.2(g), shall be delivered to the Corporation as soon as reasonably practicable thereafter.

(i)

The Corporation shall provide notice to the Subscription Receipt Agent of each Common Share Dividend Declaration Date, Common Share Dividend Record Date and Common Share Dividend Payment Date concurrently with the provision of notice thereof to the registrar and transfer agent for the Common Shares, together with an authorization to release such Escrowed Funds as are sufficient to pay such Dividend Equivalent Payments.

2.4	Payment of Earned Interest

If the Termination Date occurs before a Common Share Dividend Declaration Date has occurred following the date of this Agreement, the Subscription Receipt Agent shall pay to Receiptholders of record on the Termination Date an amount in cash, in respect of each Subscription Receipt held by such Receiptholder, equal to the Pro Rata Portion of the Earned Interest on the Escrowed Funds.

2.5	Fractional Subscription Receipts

No fractional Subscription Receipts shall be issued or otherwise provided for hereunder.

2.6	Register for Subscription Receipts

The Corporation hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts, and the Subscription Receipt Agent shall keep at the Designated Offices a securities register in which shall be entered the names and addresses of Receiptholders and the other particulars, prescribed by law, of the Subscription Receipts held by them. The Subscription Receipt Agent shall also keep at the Designated Offices the register of transfers, and may also keep branch registers of transfers, in which shall be recorded the particulars of the transfers of Subscription Receipts registered in that branch register of transfers.

2.7	Registers Open for Inspection

The registers referred to in Section 2.6 shall be open at all reasonable times during regular business hours of the Subscription Receipt Agent on a Business Day for inspection by the Corporation, the Subscription Receipt Agent or any Receiptholder. The Subscription Receipt Agent shall, from time to time when requested to do so by the Corporation, furnish the Corporation with a list of the names and addresses of Receiptholders entered in the registers kept by the Subscription Receipt Agent and showing the number of Subscription Receipts held by each such Receiptholder.

2.8	Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise shall confer or be construed as conferring upon a Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of or to attend meetings of shareholders of the Corporation or the right to receive distributions or any continuous disclosure materials of the Corporation. Receiptholders are entitled to the rights expressly provided for in the Subscription Receipts and this Agreement on the terms and conditions set forth herein.

2.9	Subscription Receipts to Rank Pari Passu

Each Subscription Receipt shall rank equally in accordance with its terms with all other Subscription Receipts issued or to be issued hereunder, whatever may be the actual date of issue of same.

2.10	Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by one or more officers of the Corporation on behalf of the Corporation. The signature of such officer(s) may be mechanically reproduced in facsimile and Subscription Receipt Certificates bearing such facsimile signature shall, subject to Section 2.11, be binding upon the Corporation as if they had been manually signed by such officer. Notwithstanding that the Person whose manual or facsimile signature appears on any Subscription Receipt Certificate as such officer may no longer hold such position at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to Section 2.11, be valid and binding on the Corporation and the holder thereof shall be entitled to the benefits of this Agreement.

2.11	Authentication by the Subscription Receipt Agent

(a)

The Subscription Receipt Agent shall Authenticate Subscription Receipt Certificates or Uncertificated Subscription Receipts to be issued by the Corporation upon the written direction of the Corporation.

(b)

No Subscription Receipt Certificate or Uncertificated Subscription Receipts shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof until Authenticated by or on behalf of the Subscription Receipt Agent, and such Authentication by the Subscription Receipt Agent on any Subscription Receipt Certificate or Uncertificated Subscription Receipt shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate or Uncertificated Subscription Receipt has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(c)

The Authentication by the Subscription Receipt Agent of Subscription Receipt Certificates or Uncertificated Subscription Receipts issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or the Subscription Receipt Certificates or Uncertificated Subscription Receipts (except the due Authentication thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipt Certificates or Uncertificated Subscription Receipts or any of them or of the consideration therefor except as otherwise specified herein. The Authentication by or on behalf of the Subscription Receipt Agent on Subscription Receipt Certificates or Uncertificated Subscription Receipts shall constitute a representation and warranty by the Subscription Receipt Agent that such Subscription Receipt Certificates or Uncertificated Subscription Receipts have been duly Authenticated by or on behalf of the Subscription Receipt Agent pursuant to this Agreement.

2.12	Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a)

In the event any Subscription Receipt Certificate shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and compliance with Section 2.12(b), shall issue, and thereupon the Subscription Receipt Agent shall Authenticate and deliver, a new Subscription Receipt Certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipts issued or to be issued hereunder.

(b)

The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.12 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent in their sole discretion, and such applicant shall also be required to furnish an indemnity or security in amount and form satisfactory to the Corporation and the Subscription Receipt Agent in their sole discretion and shall pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

2.13	Exchange of Subscription Receipt Certificates

(a)

Subscription Receipt Certificates may, upon compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for another Subscription Receipt Certificate or Subscription Receipt Certificates entitling the holder thereof to, in the aggregate, the same number of Subscription Receipts as represented by the Subscription Receipt Certificates so exchanged.

(b)	Subscription Receipt Certificates may be surrendered for exchange only at the Designated Offices during regular business hours of the Subscription Receipt Agent.

2.14	Charges for Exchange

Except as otherwise herein provided, the Subscription Receipt Agent may charge to the Receiptholder requesting an exchange a reasonable sum for each new Subscription Receipt Certificate issued in exchange for Subscription Receipt Certificate(s). Payment of such charges and reimbursement of the Subscription Receipt Agent and/or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

2.15	Transfer and Ownership of Subscription Receipts

(a)

Subject to Section 2.15(d) and Section 2.16, there are no restrictions on the transfer of the Subscription Receipts. The Subscription Receipts may only be transferred on the register kept at one of the Designated Offices by the Receiptholder or such Receiptholder’s legal representatives or attorney duly appointed by an instrument in writing (i) in the case of a Subscription Receipt Certificate, by surrendering to the Subscription Receipt Agent at the Designated Office the Subscription Receipt Certificate representing the Subscription Receipts to be transferred, and (ii) in the case of Uncertificated Subscription Receipts, in accordance with procedures prescribed by CDS under the Book-Entry Only System. Upon surrender for registration of transfer of Subscription Receipts at one of the Designated Offices, the Corporation shall, in the case of a Subscription Receipt Certificate, issue and thereupon the Subscription Receipt Agent shall Authenticate and deliver a new Subscription Receipt Certificate and, in the case of Uncertificated Subscription Receipts, the Subscription Receipt Agent will confirm the electronic deposit of Subscription Receipts in accordance with procedures prescribed by CDS in the Book-Entry Only System, in each case of like tenor and in the name of the designated transferee. If less than all the Subscription Receipts evidenced by a Subscription Receipt Certificate so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Subscription Receipt Certificate registered in such Receiptholder’s name evidencing the Subscription Receipts not transferred, provided that, notwithstanding the foregoing provisions of this Section 2.15(a), Subscription Receipts shall only be transferred upon:

(i)

payment to the Subscription Receipt Agent of a reasonable sum for each new Subscription Receipt Certificate or Uncertificated Subscription Receipt issued upon such transfer, and reimbursement of the Subscription Receipt Agent and/or the Corporation for any and all stamp taxes or governmental or other charges required to be paid in respect of such transfer; and

(ii)	such reasonable requirements as the Subscription Receipt Agent may prescribe,

and all such transfers shall be duly noted in the register for Subscription Receipts maintained pursuant to Section 2.6 by the Subscription Receipt Agent.

(b)

The Corporation and the Subscription Receipt Agent shall deem and treat the registered owner of any Subscription Receipt as the beneficial owner thereof for all purposes and neither the Corporation nor the Subscription Receipt Agent shall be affected by any notice to the contrary.

(c)

The transfer register in respect of Subscription Receipts shall be closed at 5:00 p.m. (local time) at the Designated Office, on the earlier to occur of the Acquisition Closing Date and the Termination Date (subject to settlement).

(d)

The Subscription Receipt Agent shall promptly advise the Corporation of any requested transfer of Subscription Receipts. The Corporation shall be entitled, and may direct the Subscription Receipt Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Subscription Receipts on the registers referred to in this Article 2, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any securities regulatory authority, including any stock exchange.

(e)

Subject to the provisions of this Agreement and applicable law and subject to Section 2.16, a Receiptholder shall be entitled to the rights and privileges attaching to the Subscription Receipts as expressly set forth herein. Either (i) the issue and delivery of Common Shares and the payment of any Dividend Equivalent Payment owing in respect the Subscription Receipts in accordance with Section 2.3(a) pursuant to Section 3.2, or (ii) the payment of the Subscription Price in respect of the Subscription Receipts and the unpaid Dividend Equivalent Payment owing in respect the Subscription Receipts in accordance with Section 2.3(b) or Pro Rata Portion of any Earned Interest on the Escrowed Funds owing in respect the Subscription Receipts in accordance with Section 2.4, as applicable, pursuant to Section 3.3, all in accordance with the terms and conditions contained herein, shall discharge all responsibilities of the Corporation and the Subscription Receipt Agent with respect to such Subscription Receipts and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of a Receiptholder or a transferee of Subscription Receipts who surrenders a Subscription Receipt Certificate.

2.16	Uncertificated Subscription Receipts

(a)	Subject to Section 2.16(b):

(i)	Subscription Receipt Certificates will only be issued in the form of Uncertificated Subscription Receipts, which will be registered in the name of and deposited with CDS (or its nominee);

(ii)

owners of the beneficial interests in the Subscription Receipts shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental instrument or agreement;

(iii)

beneficial interests in Uncertificated Subscription Receipts will be represented only through the Book-Entry Only System and, subject to applicable law or unless otherwise requested by CDS, will be issued in uncertificated form;

(iv)

all Subscription Receipts issued electronically to CDS in uncertificated form through the non-certificated inventory system of CDS will be evidenced by a book position on the register of Receiptholders to be maintained by the Subscription Receipt Agent in accordance with Section 2.6;

(v)	transfers of Subscription Receipts between Book-Entry Participants shall occur in accordance with the rules and procedures of CDS;

(vi)

all references herein to actions by, notices given or payments made to Receiptholders shall refer to actions taken by, or notices given or payments made to, CDS on instruction from the Book-Entry Participants in accordance with the rules and procedures of CDS;

(vii)

in respect of any provision hereof requiring or permitting actions with the consent of or at the direction of Receiptholders evidencing a specified percentage of the aggregate number of Subscription Receipts outstanding, such consent or direction shall be given by Beneficial Holders acting through CDS and the Book-Entry Participants owning Subscription Receipts evidencing the requisite percentage of the Subscription Receipts;

(viii)

the rights of a Beneficial Holder whose Subscription Receipts are held through CDS shall be exercised only through CDS and the Book-Entry Participants and shall be limited to those established by law and agreements between such Beneficial Holders and CDS and the Book-Entry Participants upon instructions from the Book-Entry Participants;

(ix)

each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Beneficial Holders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder;

(x)	if any notice or other communication is required to be given to Beneficial Holders, the Subscription Receipt Agent will give such notices and communications to CDS;

provided that:

(xi)

neither the Corporation nor the Subscription Receipt Agent nor any agent thereof shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS on account of the beneficial interests in the Subscription Receipts or for any advice or representation made or given by CDS or any action to be taken by CDS on its own direction or at the direction of any Book-Entry Participant; and

(xii)	nothing herein shall prevent Beneficial Holders from voting such Subscription Receipts using duly executed proxies in accordance with the requirements of CDS and applicable laws.

(b)	In the event that:

(i)

CDS resigns, is removed from its responsibility as depository, or ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable or does not wish to locate a qualified successor;

(ii)	the Book-Entry Only System is terminated; or

(iii)	the Corporation so instructs the Subscription Receipt Agent in writing;

CDS shall provide the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the name and in the amount specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall Authenticate and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts in accordance with Section 2.15.

2.17	Listing of Subscription Receipts

The Corporation confirms that the Subscription Receipts will be listed and posted for trading on the TSX under the symbol “PPL.R”.

2.18	Right of Rescission

(a)

If the Prospectus contains a misrepresentation (as defined in the Securities Act (Alberta)) and it was a misrepresentation on the date hereof, a purchaser of Subscription Receipts to whom the Prospectus was sent or delivered and who was the original purchaser of the Subscription Receipts (collectively, the “Original Purchasers”) shall have a right of action against the Corporation for rescission to receive the Subscription Price for each Subscription Receipt for which such Original Purchaser subscribed exercisable on notice given to the Corporation not more than 180 days subsequent to the date hereof. The right of action for rescission is only available to an Original Purchaser either while such Original Purchaser is a holder of the Subscription Receipts purchased or while such Original Purchaser is a holder of the Common Shares issuable to such Original Purchaser as a holder of Subscription Receipts in accordance with the terms hereof.

(b)	In no event shall the Corporation be liable under this Section 2.18 if the Original Purchaser purchased the Subscription Receipts with knowledge of the misrepresentation.

ARTICLE 3

ESCROW RELEASE, SATISFACTION OF ISSUANCE RIGHT

OR TERMINATION PAYMENT RIGHT

3.1	Escrow Release Notice and Acquisition Closing Notice

(a)

If the Escrow Release Condition is satisfied prior to the Termination Time, the Corporation and the Lead Underwriters, on behalf of the Underwriters, shall forthwith cause the Escrow Release Notice and Direction to be executed and delivered to the Subscription Receipt Agent.

(b)

Upon receipt of the Escrow Release Notice and Direction, the Subscription Receipt Agent shall, within one (1) Business Day, if the Pre-Release Procedure has been complied with, or otherwise within three (3) Business Days, release the Escrowed Funds to or at the direction of the Corporation, minus:

(i)	an amount, if any, equal to the aggregate amount payable for any Dividend Equivalent Payment in respect of a Common Share Dividend for which a Common Share Dividend Record Date:

(A)	has occurred prior to the date of the Escrow Release Notice and Direction; or

(B)	will occur after the date of the Escrow Release Notice and Direction but before the Acquisition Closing Date,

and in respect of which the Common Share Dividend Payment Date is scheduled to occur after the date of the Escrow Release Notice and Direction; and

(ii)	an amount equal to the Escrowed Underwriters’ Fee payable in accordance with Section 2.2(g),

which retained amounts shall be set forth in the Escrow Release Notice and Direction (provided that any such retained amount in respect of a Dividend Equivalent Payment shall be retained first from any Earned Interest on the Escrowed Funds and any remaining balance in respect thereof shall be retained from the Escrowed Funds).

(c)

If the Escrowed Funds are released pursuant to an Escrow Release Notice and Direction and the Acquisition Closing Time does not occur within seven (7) Business Days of such release, the Corporation will cause such Escrowed Funds to be returned to the Subscription Receipt Agent as soon as reasonably practicable and the Escrowed Funds will continue to be held by the Subscription Receipt Agent pursuant to the terms of this Agreement, pending receipt of another Escrow Release Notice and Direction or the occurrence of the Termination Time.

(d)

If the Acquisition Closing Time occurs prior to the Termination Time, the Corporation and the Lead Underwriters, on behalf of the Underwriters, shall forthwith cause the Irrevocable Direction to be delivered to the Subscription Receipt Agent. The Corporation shall promptly issue the Common Shares issuable pursuant to the Subscription Receipts, and the Corporation shall deliver the Common Shares issuable pursuant to the Subscription Receipts in accordance with the terms of this Agreement as soon as reasonably practicable and, in any event, make such delivery within three (3) Business Days following the Acquisition Closing Date.

(e)

The Corporation shall, no later than the Acquisition Closing Date, issue a press release confirming the Acquisition Closing Date has occurred, and setting forth the date on which the transfer register for the Subscription Receipts closed or will close, and that the underlying Common Shares have been or will be issued to Receiptholders through the facilities of CDS in accordance with Section 3.2, and that any Dividend Equivalent Payment that remains outstanding will be paid on the applicable Common Share Dividend Payment Date.

3.2	Issue of Common Shares and Payment Thereon

(a)

If the Acquisition Closing Time occurs prior to the Termination Time and Common Shares are issued in accordance with Section 3.1(d), such Common Shares shall be and shall be deemed to be issued to the Receiptholder in accordance with the right of such holder to receive Common Shares as described in Section 2.2(f)(ii) (which right shall be, and shall be deemed to be, irrevocably exercised upon the delivery of the Irrevocable Direction pursuant to Section 3.1(d)) and such Common Shares shall be deemed to be issued at the Acquisition Closing Time, notwithstanding that a certificate or a Book-Entry Only System customer confirmation therefor may not yet have been issued or entered, as applicable, and the Persons to whom such Common Shares are to be issued in accordance with this Agreement shall be deemed to have become the holders of record of such Common Shares at the Acquisition Closing Time.

(b)

Effective immediately after the Common Shares have been issued as contemplated in Sections 3.1(d) and 3.2(a), and any unpaid Dividend Equivalent Payment has been paid to Receiptholders, the Subscription Receipts relating thereto shall be void and of no value or effect and any remaining amounts in the Escrowed Funds (less the Escrowed Underwriters’ Fee) shall be paid to the Corporation.

3.3	Payment on Termination

(a)	If the Termination Time occurs, then:

(i)	the Corporation shall forthwith notify the Subscription Receipt Agent thereof and shall issue a press release setting forth the occurrence of the Termination Time;

(ii)

the Receiptholder’s subscription for, and right to receive, pursuant to this Agreement and the Subscription Receipt, one (1) Common Share evidenced by each Subscription Receipt shall be automatically terminated and cancelled and each Receiptholder shall be entitled to receive only, no earlier than on the third Business Day following the Termination Date:

(A)	a payment in an amount equal to the Subscription Price in respect of each Subscription Receipt held thereby; and

(B)

(I) if any Dividend Equivalent Payment has been paid or is payable, including pursuant to Section 2.3(b), in respect of the Subscription Receipts, any such amounts owing to the Receiptholder pursuant to Section 2.3, or (II) if no Dividend Equivalent Payment has been paid or is payable, including pursuant to Section 2.3(b), in respect of the Subscription Receipts, such Receiptholder’s Pro Rata Portion of any Earned Interest on the Escrowed Funds pursuant to Section 2.4;

(iii)

the amount paid to each Receiptholder pursuant to Section 3.3(a)(ii)(A) shall be satisfied from the Proceeds and the amount paid to each Receiptholder pursuant to Section 3.3(a)(ii)(B) shall be satisfied from the Earned Interest, provided that, if the Escrowed Funds in the Subscription Proceeds Account are not sufficient to meet the payment required by Section 3.3(a)(ii), the Subscription Receipt Agent shall only make payments under Section 3.3(a)(ii) to the extent of the monies available in the Subscription Proceeds Account in accordance with Section 3.3(a)(ii) and promptly upon receipt of such additional monies as are provided by the Corporation pursuant to Section 3.5. The Subscription Receipt Agent agrees to cause any amounts payable to the Receiptholders pursuant to this Section 3.3 to be paid no later than the third Business Day following the Termination Date;

(iv)	Subscription Receipt registers shall be closed at the close of business on the Termination Date;

(v)	any remaining Escrowed Funds after the foregoing payments have been made shall be paid to the Corporation.

(b)

The obligation to make the payment of the amounts specified in Section 3.3(a)(ii) shall be satisfied by mailing or delivering payment therefor by cheque or wire transfer or, in respect of all payments in excess of $25,000,000 (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) by the use of the LVTS, to the Receiptholder at its registered address. For so long as CDS is the sole registered Receiptholder, all payments of the amounts specified in Section 3.3(a)(ii) shall be satisfied by LVTS. If payment is made by cheque, such cheque shall be forwarded to the Receiptholder at least three (3) Business Days prior to the date on which the payment is to be made. If payment is made by wire transfer or LVTS, it shall be made by noon (Calgary time) on the date on which the payment is to be made. The mailing of such cheque or the making of such payment by wire transfer or LVTS shall, to the extent of the sum represented thereby, plus the amount of any taxes withheld, satisfy and discharge the obligations of the Subscription Receipt Agent and the Corporation to pay the amounts specified in Section 3.3(a)(ii), unless (i) in the case of payment by cheque, such cheque is not paid at par on presentation and (ii) in the case of payment by wire transfer or LVTS, such transfer is not received by the Receiptholder. In either such case and upon receiving confirmatory evidence thereof, the Subscription Receipt Agent shall be obligated to immediately rectify such non-payment such that full payment is made to, and received by, the Receiptholders.

(c)

Upon the mailing or delivery of any cheque, wire transfer or LVTS as provided in Section 3.3(b) (and provided such cheque has been honoured for payment, if presented for payment within six (6) months of the date thereof) all rights evidenced by the Subscription Receipts relating thereto shall be satisfied and such Subscription Receipts shall be void and of no value or effect. Any Escrowed Funds, interest or other monies held by the Subscription Receipt Agent pursuant hereto after the cheque, wire transfer or LVTS for the amount specified in Section 3.3(b) have been mailed or delivered, as applicable, shall be delivered to the Corporation as soon as reasonably practicable thereafter.

3.4	Cancellation of Surrendered Subscription Receipt Certificates

All Subscription Receipt Certificates surrendered to the Subscription Receipt Agent pursuant to Sections 2.12, 2.13, 2.15 and 5.1 shall be returned to or received by the Subscription Receipt Agent for cancellation and, if required by the Corporation, the Subscription Receipt Agent shall furnish the Corporation with a cancellation certificate identifying the Subscription Receipt Certificates so cancelled and the number of Subscription Receipts evidenced thereby.

3.5	Additional Payments by the Corporation

The Corporation shall, no later than one (1) Business Day before the date on which the payment is required to be made pursuant to Section 3.3, pay to the Subscription Receipt Agent, as agent and bailee on behalf of the Receiptholders, such amount, if any, as will be sufficient, when combined with the portion of the Escrowed Funds available for such payment, to allow the Subscription Receipt Agent to pay in full the amounts required to be paid pursuant to Section 3.3.

3.6	Withholding Taxes

Notwithstanding any provision of this Agreement to the contrary, the Subscription Receipt Agent shall be entitled to, or shall direct CDS to, deduct and withhold from any amount payable to Receiptholders such amount as the Subscription Receipt Agent, the Corporation or CDS is required or entitled to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provisions of provincial, state, local or foreign tax law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the jurisdiction where the Receiptholder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Receiptholder, provided that such withheld amounts are remitted in accordance with applicable law to the applicable taxing authority.

ARTICLE 4

INVESTMENT OF PROCEEDS AND PAYMENT OF INTEREST

4.1	Investment of Proceeds

(a)

Until released in accordance with this Agreement, the Escrowed Funds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited or invested, as applicable, in short-term obligations of, or guaranteed by, the Government of Canada, corporate commercial paper which is rated “A-1 (high)” by S&P Global Ratings or an equivalent rating from any other designated rating organization (as defined in National Instrument 44-101 Short Form Prospectus Distributions), guaranteed investment certificates of a Canadian Schedule I bank, or in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in Schedule “D”, provided that such bank maintains an issuer credit rating from S&P Global Ratings of at least “A” (each, an “Approved Bank”). The Escrowed Funds deposited with an Approved Bank shall bear interest at the rate agreed to between the Parties as of the date hereof, and such interest shall be paid to the account of the Escrowed Funds when received from the Approved Bank. The Subscription Receipt Agent shall withdraw all or any of the Escrowed Funds that may then be deposited with an Approved Bank if the Subscription Receipt Agent has received notice from the Lead Underwriters or the Corporation that such Approved Bank fails to so qualify at any time, and the Subscription Receipt Agent shall re-deposit such amount with one or more of such other Approved Banks. With respect to any withdrawal, the Subscription Receipt Agent will endeavor to withdraw such amount as soon as reasonably practicable after receiving notice, and the Corporation and the Lead Underwriters acknowledge and agree that such specified amount of Escrowed Funds remains at the sole risk of the Receiptholders prior to and after such withdrawal.

(b)

All Earned Interest received from the investment of the Escrowed Funds shall be credited to, and shall become a part of, the Escrowed Funds (and any bank charges and similar fees as well as losses, if any, on such investments shall be debited to the Escrowed Funds).

(c)

All Escrowed Funds held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent solely as agent and bailee on behalf of the Receiptholders and, for greater certainty, shall not form part of the property, estate, assets, undertaking or effects of the Subscription Receipt Agent. The delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Receiptholders.

(d)

The Escrowed Funds held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Receiptholders and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any investment or deposit made with an Approved Bank pursuant to this Section 4.1, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. Each of the Corporation and the Lead Underwriters, on behalf of the Underwriters, acknowledges and agrees that the Subscription Receipt Agent acts prudently in depositing the Escrowed Funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such Approved Bank.

4.2	Segregation of Proceeds

The Escrowed Funds received by the Subscription Receipt Agent, and any other securities or other investments received by the Subscription Receipt Agent on the investment or reinvestment of such Escrowed Funds, shall be received by the Subscription Receipt Agent solely as agent and bailee on behalf of the Receiptholders, and shall be segregated and kept apart by the Subscription Receipt Agent from any assets of the Subscription Receipt Agent or held by the Subscription Receipt Agent for Persons who are not Parties.

4.3	Third Party Interest

The Corporation hereby represents to the Subscription Receipt Agent that, except as otherwise provided in this Agreement, any account to be opened by, or interest to be held by, the Subscription Receipt Agent, in connection with this Agreement, for or to the credit of the Corporation, is not intended to be used by or on behalf of any third party.

ARTICLE 5

RIGHTS OF THE CORPORATION AND COVENANTS

5.1	Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase by private contract or otherwise any of the Subscription Receipts. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Corporation, such Subscription Receipts are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such Persons and on such other terms as the Corporation, in its sole discretion, may determine. The Subscription Receipts purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Subscription Receipt Agent.

5.2	General Covenants

(a)	The Corporation covenants with the Subscription Receipt Agent and the Lead Underwriters, on behalf of the Underwriters, that so long as any Subscription Receipts remain outstanding:

(i)	it will use its reasonable best efforts to maintain its existence;

(ii)

it will make all requisite filings under applicable Canadian and United States securities legislation including those necessary to remain a reporting issuer not in material default in each of the Provinces of Canada;

(iii)	it will announce by press release the occurrence of the Acquisition Closing Date or the Termination Date, as applicable, in accordance with Section 3.1 or Section 3.3(a), as applicable;

(iv)	it will perform and carry out all of the acts or things to be done by it as provided in this Agreement;

(v)	prior to the earlier of the Acquisition Closing Date and the Termination Date, it will not sell all or substantially all of the properties or assets of the Corporation to any other Person;

(vi)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares pursuant to the Subscription Receipts;

(vii)

it will cause the Common Shares and the certificates representing the Common Shares from time to time issued pursuant to the Subscription Receipts to be duly issued as fully paid and non-assessable shares and delivered in accordance with the Subscription Receipts and the terms hereof;

(viii)

it will use its reasonable best efforts to ensure that (until the earlier of the Acquisition Closing Time and the Termination Date) the Subscription Receipts are listed and posted for trading on the TSX and the Common Shares continue to be listed and posted for trading on the TSX and the New York Stock Exchange; and

(ix)

with respect to any notices to be given or other acts to be performed or which may be given or performed by the Lead Underwriters and any other Underwriters under or pursuant to this Agreement (including the notice contemplated by Section 3.1(a)), it shall provide to the Lead Underwriters, on behalf of the Underwriters, in a timely manner all such information and documents as the Underwriters (or any of them) may reasonably request and is within the knowledge or control of the Corporation in order to verify the factual circumstances relating to such notices or acts and, if requested, such information shall be certified correct by the Corporation.

(b)

The Corporation further covenants with the Subscription Receipt Agent and the Lead Underwriters, on behalf of the Underwriters, that, from the date hereof to the earlier of the Termination Date and the Acquisition Closing Date, it will not do any of the following:

(i)	subdivide or redivide the outstanding Common Shares into a greater number of Common Shares;

(ii)

reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares, other than a reduction in the number of outstanding Common Shares through purchases of Common Shares by, or on behalf of, the Corporation pursuant to a normal course issuer bid in accordance with applicable securities laws;

(iii)

issue Common Shares to holders of all or substantially all of the outstanding Common Shares by way of a dividend (other than the issue of Common Shares to holders of Common Shares who have elected to receive dividends in the form of Common Shares in lieu of cash dividends paid in the ordinary course on the Common Shares);

(iv)	fix a record date for the making of a dividend to all or substantially all the holders of its outstanding Common Shares of:

(A)

securities of any class other than Common Shares and other than securities distributed to holders of Common Shares who have elected to receive dividends in the form of such securities in lieu of dividends paid in the ordinary course;

(B)	rights, options or warrants or securities exercisable for, convertible into or exchangeable for, Common Shares or other securities;

(C)	evidences of indebtedness; or

(D)	assets (excluding dividends paid in the ordinary course);

(v)

reclassify the Common Shares or undertake a reorganization of the Corporation or a consolidation, amalgamation, arrangement or merger of the Corporation with any other Person or a sale or conveyance of all or substantially all of the property and assets of the Corporation to any other Person or entity or a liquidation, dissolution or winding-up of the Corporation; or

(vi)

take any action affecting the Common Shares that, in the opinion of the Board of Directors of the Corporation, acting reasonably, would materially adversely affect the rights of the Receiptholders and/or the rights attached to the Subscription Receipts.

5.3	Subscription Receipt Agent’s Remuneration, Expenses and Indemnification

(a)

The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon receipt of an invoice for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of this Agreement (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Subscription Receipt Agent’s negligence, wilful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after thirty (30) days from the invoice date will bear interest at the then current rate charged by the Subscription Receipt Agent against unpaid invoices and shall be payable on demand.

(b)

The Corporation hereby indemnifies and saves harmless the Subscription Receipt Agent and its directors, officers, employees and agents from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Subscription Receipt Agent or which it may suffer or incur as a result or arising out of the performance of its duties and obligations under this Agreement, other than liabilities, losses, costs, claims, actions or demands brought against or suffered or incurred by the Subscription Receipt Agent as a result or arising out of the negligence, wilful misconduct or bad faith of the Subscription Receipt Agent. It is understood and agreed that this indemnification shall survive the termination or the discharge of this Agreement or the resignation or replacement of the Subscription Receipt Agent.

5.4	Performance of Covenants by Subscription Receipt Agent

If the Corporation shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Receiptholders and the Lead Underwriters, on behalf of the Underwriters, of such failure on the part of the Corporation or may itself perform any such covenants capable of being performed by it, but shall be under no obligation to perform such covenants or to notify the Receiptholders of such performance by it. All sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Subscription Receipt Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants contained herein.

5.5	Accounting

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, reinvestment and disbursement of the Escrowed Funds, and shall provide to the Corporation and the Lead Underwriters, on behalf of the Underwriters, records and statements thereof at least once per month and otherwise periodically upon written request. The Subscription Receipt Agent shall also provide the Corporation with notice of any transfers of Escrowed Funds between Approved Banks in amounts of $500,000,000 or more as soon as practicable after any such transfer is made. The Corporation shall have the right to audit any such books, records, accounts and statements.

5.6	Payments by Subscription Receipt Agent

In the event that any funds to be disbursed by the Subscription Receipt Agent in accordance herewith are received by the Subscription Receipt Agent in the form of an uncertified cheque or cheques, the Subscription Receipt Agent shall be entitled to delay the time for disbursement of such funds hereunder until such uncertified cheque or cheques have cleared in the ordinary course by the financial institution upon which such cheques are drawn. The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it.

5.7	Anti-Money Laundering and Privacy

(a)

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then the Subscription Receipt Agent shall have the right to resign on ten (10) days’ prior written notice sent to all Parties, provided that:

(i)	the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and

(ii)	that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

(b)

Each Party acknowledges that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such Parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this Agreement and other services that may be requested from time to time;

(ii)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(iii)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and

(iv)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each Party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available on its website (www.computershare.com) or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other Persons in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides hereunder.

Further, each Party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that Party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

5.8	Regulatory Matters

The Corporation shall file all such documents, notices and certificates and take such steps and do such things as may be necessary under applicable securities laws to permit the issuance of the Common Shares in the circumstances contemplated by Section 3.2 such that:

(a)	such issuance will comply with the prospectus and registration requirements of applicable securities laws; and

(b)	the first trade in Common Shares will not be subject to, or will be exempt from, the prospectus and registration requirements of applicable securities laws.

5.9	Indemnity of Receiptholders

Subject to Article 6 of this Agreement, the Corporation agrees to indemnify the Receiptholders and the Underwriters for, and hold each of them harmless against, any loss, liability, claim, damage or expense imposed on, incurred by or asserted against any of them as a result of a breach by the Subscription Receipt Agent of its obligations under this Agreement, including the failure of the Subscription Receipt Agent to deliver the Common Shares and make any applicable payment in respect of any unpaid Dividend Equivalent Payment or the Pro Rata Portion of any Earned Interest on the Escrowed Funds to refund the Subscription Price to the Receiptholders pursuant to the provisions hereof. The indemnity provided for in this Section 5.9 shall survive any termination of this Agreement.

ARTICLE 6

ENFORCEMENT

6.1	Suits by Receiptholders

All or any of the rights conferred upon any Receiptholder by any of the terms of the Subscription Receipt Certificates or of this Agreement, or of both, may be enforced by the Receiptholder by appropriate proceedings but without prejudice to the right which is hereby conferred on the Subscription Receipt Agent to proceed in its own name to enforce all or any of the provisions contained herein as agent on behalf of the Receiptholders.

6.2	Immunity of Shareholders, etc.

The Subscription Receipt Agent and, by the acceptance of the Subscription Receipt Certificates or Uncertificated Subscription Receipts, as applicable, and as part of the consideration for the issue of the Subscription Receipts, the Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director, officer, employee or agent of the Corporation or any successor for the issue of the Common Shares pursuant to any Subscription Receipt or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Subscription Receipt Certificate(s).

6.3	Limitation of Liability

The obligations hereunder are not personally binding on, nor shall resort hereunder be had to, the private property of any of the past, present or future shareholders, directors, officers, employees or agents of the Corporation or any successor entity, but only the property of the Corporation or any successor shall be bound in respect hereof.

ARTICLE 7

MEETINGS OF RECEIPTHOLDERS

7.1	Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Receiptholders’ Request and upon being indemnified to its reasonable satisfaction by the Corporation or by the Receiptholders signing such Receiptholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Receiptholders. In the event of the Subscription Receipt Agent failing to so convene a meeting within ten (10) days after receipt of such written request of the Corporation or such Receiptholders’ Request and indemnity given as aforesaid, the Corporation or such Receiptholders, as applicable, may convene such meeting of the Receiptholders. Every such meeting of Receiptholders shall be held in Calgary, Alberta or at such other place as may be determined by the Subscription Receipt Agent and approved by the Corporation.

7.2	Notice

At least ten (10) days prior notice of any meeting of Receiptholders shall be given to the Receiptholders in the manner provided for in Section 10.2 and a copy of such notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the date (which shall be a Business Day) and time when, and the place where, the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Receiptholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set forth the terms of any resolution to be proposed or any of the provisions of this Article 7.

7.3	Chair

An individual (who need not be a Receiptholder) designated in writing by the Subscription Receipt Agent shall be chair of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting of Receiptholders, the Receiptholders present in person or represented by proxy shall choose an individual present at the meeting to be chair.

7.4	Quorum

Subject to the provisions of Section 7.11, at any meeting of the Receiptholders a quorum shall consist of not less than two (2) Receiptholders present in person or represented by proxy and holding more than 25% of the then outstanding Subscription Receipts. If a quorum of the Receiptholders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Receiptholders or on a Receiptholders’ Request, shall be dissolved, provided that, in any other case, the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting of Receiptholders that might have been dealt with at the original meeting in accordance with the notice calling such meeting. No business shall be transacted at any meeting of Receiptholders unless a quorum is present at the commencement of business. At the adjourned meeting the Receiptholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold more than 25% of the then outstanding Subscription Receipts.

7.5	Power to Adjourn

The chair of any meeting at which a quorum of the Receiptholders is present may, with the consent of Receiptholders present in person or represented by proxy at the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6	Show of Hands

Every question submitted to a meeting of Receiptholders shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting of Receiptholders, unless a poll is duly demanded as provided herein, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7	Poll and Voting

(a)

On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chair or by one or more of the Receiptholders acting in person or by proxy and holding at least 5% of the then outstanding Subscription Receipts, a poll shall be taken in such manner as the chair shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of the votes cast on the poll.

(b)

On a show of hands, every Person who is present and entitled to vote, whether as a Receiptholder or as proxy for one or more Receiptholders, or both, shall have one vote. On a poll, each Receiptholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share such Receiptholder is entitled to receive pursuant to the Subscription Receipt(s) then held or represented by such Receiptholder. A proxy need not be a Receiptholder. In the case of joint holders, any of them present in person or represented by proxy at a meeting of Receiptholders may vote in the absence of the other or others, provided that, in the event that more than one of any joint holders shall be present in person or represented by proxy, such joint holders shall vote together in respect of Subscription Receipts of which they are joint registered holders. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Subscription Receipts, if any, held or represented thereby.

7.8	Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting of Receiptholders for the purpose of determining Receiptholders entitled to receive notice of and vote at such meeting;

(b)

the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipt Certificates or Uncertificated Subscription Receipts specified therein have been deposited with it by a named Person and will remain on deposit until after the meeting, which voting certificate shall entitle the Persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the Persons so named in such voting certificates were the actual holders of the Subscription Receipt Certificates or Uncertificated Subscription Receipts specified therein;

(c)

the deposit of voting certificates and instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or the Receiptholders, convening the meeting of Receiptholders, as applicable, may in the notice convening the meeting direct;

(d)

the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting of Receiptholders is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or electronically delivered before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the meeting is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)	the form of the instrument of proxy; and

(f)	generally for the calling of meetings of Receiptholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as a Receiptholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Receiptholders or their counsel, or duly appointed proxies of Receiptholders.

7.9	Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent, by their respective authorized agents, and the Counsel for the Corporation and for the Subscription Receipt Agent may attend any meeting of the Receiptholders, but shall have no vote as such unless in their capacity as Receiptholder or a proxyholder.

7.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provision of this Agreement or by law, the Receiptholders at a meeting of Receiptholders shall, subject to the provisions of Section 7.11, have the power, subject to all applicable regulatory and exchange approvals, exercisable from time to time by Extraordinary Resolution:

(a)

to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Receiptholders or the Subscription Receipt Agent against the Corporation or against its undertaking, property and assets or any part thereof whether such rights arise under this Agreement or the Subscription Receipt Certificates or otherwise;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders;

(c)

to direct or to authorize the Subscription Receipt Agent to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, and to direct the Subscription Receipt Agent to waive, any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates either unconditionally or on any conditions specified in such Extraordinary Resolution;

(e)

to restrain any Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Agreement or the Subscription Receipt Certificates or to enforce any of the rights of the Receiptholders;

(f)

to direct any Receiptholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with such suit, action or proceeding upon payment of the costs, charges and expenses reasonably and properly incurred by such Receiptholder in connection therewith;

(g)

to assent to any modification of, change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument or agreement which may be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any ancillary or supplemental instrument or agreement embodying the change or omission;

(h)

with the consent of the Corporation (such consent not to be unreasonably withheld), to remove the Subscription Receipt Agent or its successor in office and to appoint a new Subscription Receipt Agent to take the place of the Subscription Receipt Agent so removed; and

(i)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation.

7.11	Meaning of Extraordinary Resolution

(a)

The term “Extraordinary Resolution”, when used in this Agreement, means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or represented by proxy not less than two (2) Receiptholders holding more than 25% of the then outstanding Subscription Receipts and passed by the affirmative votes of Receiptholders holding not less than 66 2⁄3% of the Subscription Receipts represented at the meeting and voted on the poll on such resolution.

(b)

If, at any meeting called for the purpose of passing an Extraordinary Resolution, not less than two (2) Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or represented by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by Receiptholders or on a Receiptholders’ Request, shall be dissolved, provided that, in any other case, such meeting shall stand adjourned to such day, being not less than fourteen (14) or more than thirty (30) days later, and to such place and time as may be appointed by the chair of the meeting. Not less than seven (7) days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Receiptholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting:

(i)

if the Extraordinary Resolution purports to exercise any of the powers conferred pursuant to Section 7.10(a), (d), (g) or (i) or purports to change the provisions of this Section 7.11 or of Section 7.14 or purports to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Receiptholders in exercise of the powers referred to in this Section 7.11(b)(i), a quorum for the transaction of business shall consist of Receiptholders holding more than 25% of the then outstanding Subscription Receipts present in person or represented by proxy; and

(ii)	in any other case, a quorum for the transaction of business shall consist of such Receiptholders as are present in person or by proxy.

(c)

At any adjourned meeting of Receiptholders as described in this Section 7.11, any resolution passed by the requisite votes as provided in Section 7.11(a) shall be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Receiptholders holding more than 25% of the then outstanding Subscription Receipts are not present in person or by proxy at such adjourned meeting.

(d)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Receiptholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Receiptholders to exercise such power or powers or combination of powers then or thereafter from time to time.

7.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Receiptholders shall be made and duly entered in books to be provided from time to time for that purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair or the secretary of the meeting at which such resolutions were passed or proceedings had or by the chair or secretary of the next succeeding meeting held shall be prima facie evidence of the matters stated therein and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

7.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Receiptholders at a meeting held as provided in this Article 7 may also be taken and exercised by an instrument in writing signed in one or more counterparts by such Receiptholders in person, or by attorney duly appointed in writing, by Receiptholders holding not less than 66 2⁄3% of then outstanding Subscription Receipts with respect to an Extraordinary Resolution, and the term “Extraordinary Resolution” when used in this Agreement shall include an instrument so signed by Receiptholders holding not less than 66 2⁄3% of the then outstanding Subscription Receipts.

7.15	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 7 at a meeting of Receiptholders shall be binding upon all of the Receiptholders, whether present at or absent from such meeting, and every instrument in writing signed by Receiptholders in accordance with Section 7.14 shall be binding upon all of the Receiptholders, whether signatories thereto or not, and each and every Receiptholder and the Subscription Receipt Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16	Holdings by Corporation Disregarded

In determining whether Receiptholders holding the required number of Subscription Receipts are present at a meeting of Receiptholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Receiptholders’ Request or other action under this Agreement, Subscription Receipts owned legally or beneficially by the Corporation or any affiliate of the Corporation shall be disregarded in accordance with the provisions of Section 10.7.

ARTICLE 8

SUPPLEMENTAL INSTRUMENTS AND AGREEMENTS

8.1	Provision for Supplemental Instruments and Agreements for Certain Purposes

From time to time the Corporation, the Lead Underwriters, on behalf of the Underwriters, and the Subscription Receipt Agent may, subject to the provisions hereof and the approval of the TSX, if required, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, instruments and agreements supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable in the circumstances, provided that such additional covenants and enforcement provisions are not in the opinion of the Subscription Receipt Agent, relying on Counsel, prejudicial to the interests of the Receiptholders;

(b)	giving effect to any Extraordinary Resolution passed as provided in Article 7;

(c)

making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on Counsel, prejudicial to the interests of the Receiptholders;

(d)

adding to or altering the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(e)

modifying any of the provisions of this Agreement, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Subscription Receipt Agent, such modification or relief is not prejudicial to the interests of the Receiptholders or the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may, in its sole discretion, acting reasonably, decline to enter into any such supplemental instrument or agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when such supplemental instrument or agreement shall become operative; and

(f)

for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that, in the opinion of the Subscription Receipt Agent, acting reasonably, the interests of the Subscription Receipt Agent and the Receiptholders are not prejudiced thereby.

ARTICLE 9

CONCERNING THE SUBSCRIPTION RECEIPT AGENT

9.1	Rights and Duties of Subscription Receipt Agent

(a)

In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall exercise the degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from liability for its own negligent action, its own negligent failure to act or its own wilful misconduct or bad faith.

(b)

The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Receiptholders hereunder shall be conditional on the Receiptholders furnishing, when required by notice by the Subscription Receipt Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold harmless the Subscription Receipt Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or to risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)

The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipts held by them, for which Subscription Receipts the Subscription Receipt Agent shall issue receipts.

(d)

Every provision of this Agreement that by its terms releases the Subscription Receipt Agent from liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 9.1 and Section 9.2.

(e)

The Subscription Receipt Agent shall have no duties except those expressly set forth herein and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of, this Agreement, unless received by it in writing and signed by the other Parties and, if the Subscription Receipt Agent’s duties herein are affected thereby, unless it shall have given its prior written consent thereto.

(f)	The Subscription Receipt Agent shall not be responsible for ensuring that the Proceeds are used in the manner contemplated by the Prospectus.

(g)

The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation shall not require the exercise of any discretion or independent judgment by the Subscription Receipt Agent.

(h)	The Subscription Receipt Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any certificates whether delivery by hand, mail or any other means.

(i)	The Subscription Receipt Agent shall not be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it.

9.2	Evidence, Experts and Advisers

(a)

In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.

(b)

In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, certificates, reports, written requests, consents or orders of the Corporation or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent.

(c)

Whenever it is provided in this Agreement that the Corporation shall deliver to the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the trust, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such resolutions, certificates, reports, opinions, requests, orders or other documents so delivered shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Subscription Receipt Agent take the action to be based thereon.

(d)

Proof of the execution of an instrument in writing, including a Receiptholders’ Request, by any Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to the officer the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent, acting reasonably, may consider adequate.

(e)

The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisors as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Subscription Receipt Agent.

9.3	Documents, Monies, etc. Held by Subscription Receipt Agent

Subject to Article 4, any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent pursuant to this Agreement may be placed in the deposit vaults of the Subscription Receipt Agent or of any Approved Bank or deposited for safekeeping with any Approved Bank.

9.4	Actions by Subscription Receipt Agent to Protect Interest

The Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Receiptholders and the Corporation.

9.5	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the execution of this Agreement or otherwise in respect of the premises hereof.

9.6	Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law as of the date hereof relating to trustees, it is expressly declared and agreed as follows:

(a)

the Subscription Receipt Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 9.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify such statements or recitals, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)

nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument or agreement ancillary or supplemental hereto;

(c)	the Subscription Receipt Agent shall not be bound to give notice to any Person of the execution hereof; and

(d)

the Subscription Receipt Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

9.7	Replacement of Subscription Receipt Agent; Successor by Merger

(a)

The Subscription Receipt Agent may resign its appointment and be discharged from all other duties and liabilities hereunder, subject to this Section 9.7, by giving to the Corporation not less than sixty (60) days’ prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Receiptholders by Extraordinary Resolution shall have power at any time to remove the existing Subscription Receipt Agent and to appoint a new Subscription Receipt Agent. The Corporation and the Lead Underwriters together may remove the existing Subscription Receipt Agent in the event that there are any changes, events or occurrences (individually or in the aggregate) in respect of the Subscription Receipt Agent after the date hereof which the Corporation determines, acting reasonably, have a material adverse effect on the creditworthiness of the Subscription Receipt Agent or on the ability of the Subscription Receipt Agent to carry out its obligations under this Agreement. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Lead Underwriters, on behalf of the Underwriters, shall forthwith appoint a new subscription receipt agent unless a new subscription receipt agent has already been appointed by the Receiptholders, failing such appointment by the Lead Underwriters, on behalf of the Underwriters, the retiring Subscription Receipt Agent or any Receiptholder may apply to the Court of King’s Bench (Alberta) on such notice as the Court may direct, for the appointment of a new subscription receipt agent; but any new subscription receipt agent so appointed by the Lead Underwriters, on behalf of the Underwriters, or by the Court shall be subject to removal as aforesaid by the Receiptholders. Any new subscription receipt agent appointed under this Section 9.7 shall be a trust company authorized to carry on the business of a trust company in the Provinces of Alberta and Ontario and, if required by the applicable laws of any of the other Provinces of Canada, in such other Provinces. On any such appointment, the new subscription receipt agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent hereunder. At the request of the Corporation or the new Subscription Receipt Agent, the retiring Subscription Receipt Agent, upon payment of the amounts, if any, due to it pursuant to Section 5.3, shall duly assign, transfer and deliver to the new Subscription Receipt Agent all property and money held and all records kept by the retiring Subscription Receipt Agent hereunder or in connection herewith.

(b)	Upon the appointment of a successor subscription receipt agent, the Corporation shall promptly notify the Receiptholders thereof in the manner provided for in Article 10.

(c)

Any corporation or other entity into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any successor resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation or other entity succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the Parties, provided that such corporation or other entity would be eligible for appointment as a successor subscription receipt agent under Section 9.7(a).

(d)

Any Subscription Receipt Certificates certified but not delivered by a predecessor subscription receipt agent may be delivered by the successor subscription receipt agent in the name of the predecessor or successor subscription receipt agent.

9.8	Conflict of Interest

(a)

The Subscription Receipt Agent represents to the Corporation and the Lead Underwriters, on behalf of the Underwriters, that, at the time of execution and delivery hereof, no material conflict of interest exists between its role as subscription receipt agent hereunder and its role in any other capacity and agrees that, in the event of a material conflict of interest arising hereafter it will, within thirty (30) days after ascertaining that it has such material conflict of interest, either eliminate such conflict of interest or assign its appointment as subscription receipt agent hereunder to a successor subscription receipt agent approved by the Corporation and meeting the requirements set forth in Section 9.7(a). Notwithstanding the foregoing provisions of this Section 9.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Agreement and the Subscription Receipt Certificates shall not be affected in any manner whatsoever by reason thereof.

(b)

Subject to Section 9.8(a), the Subscription Receipt Agent, in any capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any affiliate of the Corporation without being liable to account for any profit made thereby.

9.9	Acceptance of Appointment

The Subscription Receipt Agent hereby accepts the appointment as subscription receipt agent and registrar, transfer agent and paying agent for the Subscription Receipts and agrees to perform its duties hereunder upon the terms and conditions herein set forth.

9.10	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any affiliate of the Subscription Receipt Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

ARTICLE 10

GENERAL

10.1	Notice to the Corporation, the Lead Underwriters and the Subscription Receipt Agent

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Lead Underwriters, on behalf of the Underwriters, or the Subscription Receipt Agent shall be deemed to be validly given if delivered by hand or if transmitted by electronic transmission:

(i)	if to the Corporation:

Pembina Pipeline Corporation
Suite 4000, 585 – 8th Avenue SW
Calgary, Alberta T2P 1G1

Attention: Cameron Goldade, Senior Vice President and Chief Financial Officer

E-mail: treasury@pembina.com/legalnotices@pembina.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

4500, 855 –2nd Street SW

Calgary, Alberta, T2P 4J8

Attention:	Jeff Bakker
E-mail:	jeff.bakker@blakes.com

(ii)	if to the Lead Underwriters, on behalf of the Underwriters:

TD Securities Inc.

Suite 3600, TD Canada Trust Tower

421 – 7th Avenue SW

Calgary, Alberta, T2P 4K9

Attention:	Scott Barron
E-mail:	scott.barron@tdsecurities.com

RBC Dominion Securities Inc.

Suite 3900, Bankers Hall West

888 – 3rd Street SW

Calgary, Alberta, T2P 5C5

Attention:	Doug Pearce
E-mail:	douglas.pearce@rbccm.com

Scotia Capital Inc.

Suite 1700, 225 6th Avenue SW

Calgary, Alberta, T2P 1N2

Attention:	David Baboneau
E-mail:	david.baboneau@scotiabank.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

4200, 888 – 3rd Street SW

Calgary, Alberta T2P 5C5

Attention:	Keith Chatwin
E-mail:	KChatwin@stikeman.com

(iii)	if to the Subscription Receipt Agent:

Computershare Trust Company of Canada

800, 324 – 8th Avenue SW

Calgary, Alberta T2P 2Z2

Attention:	Manager, Corporate Trust
E-mail:	corporatetrust.calgary@computershare.com

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if by electronic transmission on the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission.

(b)

The Corporation, the Lead Underwriters, on behalf of the Underwriters, or the Subscription Receipt Agent, as applicable, may from time to time notify the other Parties in the manner provided in Section 10.1(a) of a change of address which, from the effective date of such notice and until changed by similar notice, shall be the address of the Corporation, the Lead Underwriters, on behalf of the Underwriters, or the Subscription Receipt Agent, as applicable, for all purposes of this Agreement.

10.2	Notice to Receiptholders

(a)

Any notice to the Receiptholders pursuant to the provisions of this Agreement shall be valid and effective if delivered or sent by letter or circular through the ordinary post addressed to the Receiptholders at their addresses appearing on the register referred to in Section 2.6and shall be deemed to have been effectively given on the date of delivery or, if mailed, two (2) Business Days following actual posting of the notice.

(b)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Receiptholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Receiptholders or if delivered to the address for such Receiptholders contained in the register of Subscription Receipts maintained by the Subscription Receipt Agent.

10.3	Ownership and Transfer of Subscription Receipts

The Corporation and the Subscription Receipt Agent may deem and treat the registered owner of any Subscription Receipt Certificate or Uncertificated Subscription Receipt or, in the case of a transferee who has surrendered a Subscription Receipt Certificate or Uncertificated Subscription Receipt in accordance with and as contemplated in Sections 2.13 or 2.15, such transferee, as the absolute owner of the Subscription Receipts represented thereby for all purposes, and the Corporation and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Receiptholder shall be entitled to the rights evidenced by such Subscription Receipt Certificate or Uncertificated Subscription Receipt free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt by any such Receiptholder of the Common Shares issuable pursuant thereto shall be a good discharge to the Corporation and the Subscription Receipt Agent for the same and neither the Corporation nor the Subscription Receipt Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.4	Evidence of Ownership

(a)

Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Subscription Receipt Agent may treat the Person so named as the owner of such Subscription Receipts and such certificate as sufficient evidence of the ownership by such Person of such Subscription Receipts during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Subscription Receipt so deposited.

(b)

The Corporation and the Subscription Receipt Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any Person:

(i)	the signature of any officer of any bank, trust company or other depositary satisfactory to the Subscription Receipt Agent as witness of such execution;

(ii)

the certificate of any notary public or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the Person signing acknowledged to such notary public or other officer the execution thereat; or

(iii)	a statutory declaration of a witness of such execution.

10.5	Satisfaction and Discharge of Agreement

Upon the earlier of:

(a)

the issue of certificates or Book-Entry Only System customer confirmations representing Common Shares and the payment of the Escrowed Underwriters’ Fee and of all monies required as provided in Section 3.2, including any Dividend Equivalent Payment owing to Receiptholders; or

(b)	the payment of all monies required as provided in Section 3.3,

this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing provisions of this Section 10.5, the indemnities provided to the Subscription Receipt Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

10.6	Provisions for the Sole Benefit of Parties and Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any Person other than the Parties and the Receiptholders any legal or equitable right, remedy or claim under this Agreement or the Subscription Receipt Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the Parties, the Receiptholders and such transferees.

10.7	Subscription Receipts Owned by the Corporation or its Subsidiaries

For the purpose of disregarding any Subscription Receipts owned legally or beneficially by the Corporation or any affiliate of the Corporation in Section 7.16, the Corporation shall provide to the Subscription Receipt Agent, from time to time, a certificate of the Corporation setting forth, as at the date of such certificate, the number of Subscription Receipts owned legally or beneficially by the Corporation or any affiliate of the Corporation, and the Subscription Receipt Agent, in making the computations in Section 7.16, shall be entitled to rely on such certificate without requiring further evidence thereof.

10.8	Effect of Execution

Notwithstanding any provision of this Agreement, should any Subscription Receipt Certificate be issued and Authenticated in accordance with the terms hereof prior to the actual time of execution of this Agreement by the Corporation and the Subscription Receipt Agent, any such Subscription Receipt Certificate shall be void and of no value and effect until such actual execution of this Agreement.

10.9	Time of Essence

Time is and shall remain of the essence of this Agreement.

10.10	Termination

Subject to Section 5.3(b) and Section 5.9, once all of the deliveries and payments described in Article 3 have been made, this Agreement shall terminate and be of no further effect.

10.11	Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, pandemics, governmental action or judicial order, earthquakes or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 10.11.

10.12	SEC Matters

The Corporation confirms that it has either (i) a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), or (ii) a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act, and has provided the Subscription Receipt Agent with an officers’ certificate (in a form provided by the Subscription Receipt Agent) certifying such reporting obligation and other information as requested by the Subscription Receipt Agent. The Corporation covenants that, in the event that any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Exchange Act, the Corporation shall promptly notify the Subscription Receipt Agent of such termination and such other information as the Subscription Receipt Agent may require at the time. The Corporation acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

10.13	Notice of Issue

The Corporation will give written notice of and make all requisite filings respecting the issue of Common Shares pursuant to the Subscription Receipts, in such detail as may be required, to each securities commission, stock exchange or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of Common Shares and the subsequent disposition of such Common Shares will not be subject to the prospectus requirements, if any, of such legislation or regulations.

10.14	Counterparts

This Agreement may be executed and delivered in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

PEMBINA PIPELINE CORPORATION

By:	/s/ J. Scott Burrows
Name: Title:	J. Scott Burrows President and Chief Executive Officer

By:	/s/ Cameron Goldade
Name: Title:	Cameron Goldade Senior Vice President and Chief Financial Officer

TD SECURITIES INC., on its own behalf and on behalf of the other Underwriters (other than RBC Dominion Securities Inc. and Scotia Capital Inc.)		RBC DOMINION SECURITIES INC., on its own behalf and on behalf of the other Underwriters (other than TD Securities Inc. and Scotia Capital Inc.)

By:	/s/ Scott Barron	By:	/s/ Douglas Pearce
Name: Title:	Scott Barron Managing Director	Name: Title:	Douglas Pearce Managing Director

SCOTIA CAPITAL INC., on its own behalf and on behalf of the other Underwriters (other than TD Securities Inc. and RBC Dominion Securities Inc.)

By:	/s/ David Baboneau
Name: Title:	David Baboneau Managing Director

COMPUTERSHARE TRUST COMPANY OF CANADA, as Subscription Receipt Agent

By:	/s/ Corentin Leverrier
Name: Title:	Corentin Leverrier Manager, Corporate Trust

By:	/s/ Luci Scholes
Name: Title:	Luci Scholes Corporate Trust Officer

[Signature Page to Subscription Receipt Agreement]

SCHEDULE “A”

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO PEMBINA PIPELINE CORPORATION (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN ANY SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY OTHER PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

PEMBINA PIPELINE CORPORATION

(a corporation incorporated under the laws of the Province of Alberta)

Number: •	CUSIP/ISIN: 706327137 / CA7063271372

THIS IS TO CERTIFY THAT CDS & Co. (the “holder”) is the registered holder of • Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt Certificate (this “Certificate”) are issued pursuant to a Subscription Receipt Agreement (“Subscription Receipt Agreement”) dated December 19, 2023, among the Issuer, TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. (collectively, the “Lead Underwriters”), on their own behalf and on behalf of BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., ATB Capital Markets Inc., Mizuho Securities Canada Inc., Merrill Lynch Canada Inc., J.P. Morgan Securities Canada Inc., Peters & Co. Limited, Stifel Nicolaus Canada Inc. and Tudor, Pickering, Holt & Co. Securities – Canada, ULC (collectively with the Lead Underwriters, the “Underwriters”), and Computershare Trust Company of Canada (the “Subscription Receipt Agent”).

Unless otherwise defined, capitalized terms herein have the same meaning ascribed thereto in the Subscription Receipt Agreement.

Each Subscription Receipt entitles the holder to receive, without additional consideration or further action on the part of the Receiptholder:

(a)

any Dividend Equivalent Payment that becomes payable from time to time, first from any Earned Interest on the Escrowed Funds and then as a refund of the Subscription Price held in escrow under the Subscription Receipt Agreement; and

(b)	if the Acquisition Closing Time occurs prior to the Termination Time, one (1) Common Share in the capital of the Issuer; or

(c)

if the Escrow Release Notice and Direction is not validly delivered prior to the Termination Time, the Subscription Price in respect of such Subscription Receipt, plus any Dividend Equivalent Payment owing in respect of such Subscription Receipt in accordance with Section 2.3(b) of the Subscription Receipt Agreement or the Pro Rata Portion of the Earned Interest on the Escrowed Funds owing in respect of such Subscription Receipt in accordance with Section 2.4 of the Subscription Receipt Agreement, as applicable;

all in the manner and on the terms and conditions set forth in the Subscription Receipt Agreement.

The Subscription Receipts represented hereby are issued under and pursuant to the Subscription Receipt Agreement. Reference is hereby made to the Subscription Receipt Agreement and any and all other instruments and agreements supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions on which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Subscription Receipt Agreement and all instruments and agreements supplemental or ancillary thereto were set forth herein, and to all of which provisions the holder of the Subscription Receipts evidenced by this Certificate by acceptance hereof assents. In the event of a conflict or inconsistency between the terms of the Subscription Receipt Agreement and this Certificate, the terms of the Subscription Receipt Agreement shall prevail.

The holding of the Subscription Receipts evidenced by this Certificate shall not constitute the holder hereof a shareholder of the Issuer or entitle such holder to any right or interest in respect thereof except as expressly provided herein and in the Subscription Receipt Agreement.

The Subscription Receipt Agreement contains provisions that make binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

The Subscription Receipts evidenced by this Certificate may be transferred on the register kept at the offices of the Subscription Receipt Agent by the registered holder hereof or such holder’s legal representatives or attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent, only on payment of the charges provided for in the Subscription Receipt Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe. The transfer register shall be closed at 5:00 p.m. (Calgary time) on the earlier to occur of the Acquisition Closing Date and the Termination Date (subject to settlement of trades).

This Certificate shall not be valid for any purpose whatsoever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

Time shall be of the essence hereof. This Certificate is governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

[Signature page follows.]

IN WITNESS WHEREOF the Issuer has caused this Certificate to be signed by a duly authorized representative as of •, •.

PEMBINA PIPELINE CORPORATION

By:
Name: Title:

By:
Name: Title:

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Subscription Receipt Agent

By:
Name: Title:

By:
Name: Title:

[Signature Page to Subscription Receipt Certificate]

SCHEDULE “B”

ESCROW RELEASE NOTICE AND DIRECTION

TO: Computershare Trust Company of Canada (the “Subscription Receipt Agent”)

This Escrow Release Notice and Direction is being provided pursuant to Section 3.1(a) of the Subscription Receipt Agreement (the “Subscription Receipt Agreement”) dated December 19, 2023 among Pembina Pipeline Corporation (the “Corporation”), TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. (collectively, the “Lead Underwriters”), on behalf of the Underwriters, and the Subscription Receipt Agent.

Unless otherwise defined, capitalized terms herein have the same meaning ascribed thereto in the Subscription Receipt Agreement.

The Subscription Receipt Agent is hereby notified by the Corporation and the Lead Underwriters, on behalf of the Underwriters, that the Escrow Release Condition has been satisfied and the Subscription Receipt Agent is hereby irrevocably directed and authorized to release to, or to the order of, the Corporation the Escrowed Funds[, minus $•, to be held by the Subscription Receipt Agent for the payment of the Dividend Equivalent Payments payable to the Receiptholders on •, 2024, and] minus an amount equal to the Escrowed Underwriters’ Fee payable in accordance with Section 2.2(g) of the Subscription Receipt Agreement, in accordance with the provisions of the Subscription Receipt Certificate and the Subscription Receipt Agreement.

[Signature page follows.]

DATED at Calgary, Alberta, this • day of •, 2024.

PEMBINA PIPELINE CORPORATION

By:
Name: Title:

By:
Name: Title:

ACKNOWLEDGED this • day of •, 2024.

TD SECURITIES INC., on its own behalf and on behalf of the other Underwriters (other than RBC Dominion Securities Inc. and Scotia Capital Inc.)	RBC DOMINION SECURITIES INC., on its own behalf and on behalf of the other Underwriters (other than TD Securities Inc. and Scotia Capital Inc.)

By:	By:
Name: Title:	Name: Title:

SCOTIA CAPITAL INC., on its own behalf and on behalf of the other Underwriters (other than TD Securities Inc. and RBC Dominion Securities Inc.)

By:
Name: Title:

[Signature Page to Escrow Release Notice and Direction]

SCHEDULE “C”

IRREVOCABLE DIRECTION

TO: Computershare Trust Company of Canada (the “Subscription Receipt Agent”)

This Irrevocable Direction is being provided pursuant to Section 3.1(d) of the Subscription Receipt Agreement (the “Subscription Receipt Agreement”) dated December 19, 2023 among Pembina Pipeline Corporation (the “Corporation”), TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. (collectively, the “Lead Underwriters”), on behalf of the Underwriters, and the Subscription Receipt Agent.

Unless otherwise defined, capitalized terms herein have the same meaning ascribed thereto in the Subscription Receipt Agreement.

The Acquisition Closing Time occurred at • [a.m./p.m.] on •, 202•. Accordingly, the Subscription Receipt Agent is hereby irrevocably directed and authorized, in its capacity as Subscription Receipt Agent and registrar and transfer agent for the Common Shares, to:

(a)

issue, on behalf of the Corporation, [•] fully paid and non-assessable Common Shares to the Person or Persons to whom such Common Shares are to be issued pursuant to, and in accordance with the provisions of, the Subscription Receipt Agreement and the Subscription Receipts;

(b)	release to TD Securities Inc., on behalf of the Underwriters, the Escrowed Underwriters’ Fee, being $[•], in accordance with the provisions of the Subscription Receipt Agreement[; and

(c)

on •, 2024, to pay and deliver, on behalf of the Corporation, an aggregate of $[•] in respect of the Dividend Equivalent Payment payable to Receiptholders of record on •, 2024 in accordance with the provisions of the Subscription Receipt Certificate and the Subscription Receipt Agreement].

[Signature page follows.]

DATED at Calgary, Alberta, this • day of •, 202•.

PEMBINA PIPELINE CORPORATION

By:
Name: Title:

By:
Name: Title:

TD SECURITIES INC., on its own behalf and on behalf of the other Underwriters (other than RBC Dominion Securities Inc. and Scotia Capital Inc.)	RBC DOMINION SECURITIES INC., on its own behalf and on behalf of the other Underwriters (other than TD Securities Inc. and Scotia Capital Inc.)

By:	By:
Name: Title:	Name: Title:

SCOTIA CAPITAL INC., on its own behalf and on behalf of the other Underwriters (other than TD Securities Inc. and RBC Dominion Securities Inc.)

By:
Name: Title:

[Signature Page to Irrevocable Direction]

SCHEDULE “D”

APPROVED BANKS

Bank	Relevant SY&P Global Ratings Issuer Credit Rating (as at December 19, 2023)

Bank of America NA	A+

Bank of Montreal	A+

The Bank of Nova Scotia	A+

Bank of Tokyo-Mitsubishi UFJ	A

Canadian Imperial Bank of Commerce	A+

National Bank of Canada	A

Royal Bank of Canada	AA-

The Toronto-Dominion Bank	AA-